Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Energy Vault Launches Energy Vault Solutions to Provide Customers with an Advanced Energy Storage Management and Integration Platform for Optimal Economic Dispatching

Energy Storage Veteran John G. Jung Joins Energy Vault as President of Energy Vault Solutions Division

November 04, 2021 08:00 AM Eastern Daylight Time

LUGANO, Switzerland & WESTLAKE VILLAGE, Calif.--(BUSINESS WIRE)--Energy Vault, Inc. (“Energy Vault”), the company developing sustainable, grid-scale energy storage solutions, today announced the launch of the division Energy Vault Solutions (EVS™), which will provide a technology neutral energy storage management and integration platform. Using artificial intelligence (AI) and software optimization algorithms, the EVS platform enables the integration of flexible energy assets and their economic dispatching.

“Energy Vault’s goal is to be a leading energy technology partner to the world’s largest companies as we execute on our mission of decarbonization”

EVS expands upon Energy Vault’s sustainable energy storage technology which is designed to advance the global transition to a carbon free, resilient power grid. Through EVS, Energy Vault aims to enhance its solutions and services to help utilities, independent power producers and large industrial energy users manage both short and long duration energy storage needs to reduce their levelized cost of energy while maintaining power reliability.

EVS will be led by energy storage veteran John G. Jung, President of EVS, and technology leader Akshay Ladwa, Chief Engineering Officer of EVS, both of whom bring deep experience and expertise in grid-scale energy storage technology integration. Prior to Energy Vault, John was Founder, President & CEO of Greensmith Energy, a turn-key systems integrator, responsible for delivering over a third of the total US capacity of energy storage in 2016. Greensmith Energy was later acquired by Wärtsilä in 2017.

“Energy Vault’s goal is to be a leading energy technology partner to the world’s largest companies as we execute on our mission of decarbonization,” said Robert Piconi, Co-Founder and CEO of Energy Vault. “In addition to our proprietary gravity energy storage technology, Energy Vault Solutions will enable us to address the market need for energy management software solutions capable of orchestrating both generation and storage assets. With this portfolio of solutions we can further accelerate customers’ decarbonization targets while maximizing their economic return.”

“I am delighted to join Energy Vault and lead Energy Vault Solutions to bring to market a best-in-class energy storage management and integration platform that maximizes customers’ economic return during the transition to a carbon free grid,” said John G. Jung, President of EVS. “Our software platform is designed to serve as a front-end of any energy system and our data analytics layer supports both internal and external opportunities to control, optimize and manage assets – and deliver long-term value to our customers.”

About Energy Vault

Energy Vault develops sustainable energy storage solutions designed to transform the world’s approach to utility-scale energy storage for grid resiliency. Our proprietary Energy Storage Management and Integration Platform and gravity-based Energy Storage Technology are intended to help utilities, independent power producers and large industrial energy users significantly reduce their levelized cost of energy while maintaining power reliability. Utilizing eco-friendly materials with the ability to integrate waste materials for beneficial re-use, Energy Vault is facilitating the shift to a circular economy and a fully renewable world.

Energy Vault previously announced an agreement for a business combination with Novus Capital Corporation II (NYSE: NXU, NXU.U, NXU WS), which is expected to result in Energy Vault becoming a public company listed on the New York Stock Exchange in the first quarter of 2022, subject to customary closing conditions.

About Novus Capital Corporation II

Novus raised approximately $287.5 million in its February 2021 IPO and its securities are listed on the NYSE under the ticker symbols “NYSE: NXU, NXU.U, NXU WS.” Novus is a special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Novus Capital is led by Robert J. Laikin, Jeff Foster, Hersch Klaff, Larry Paulson, Heather Goodman, Ron Sznaider and Vince Donargo, who have significant hands-on experience helping high-tech companies optimize their existing and new growth initiatives by exploiting insights from rich data assets and intellectual property that already exist within most high-tech companies.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of Energy Vault’s business and timing of deployments, including with respect to EVS and its anticipated benefits and capacities, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Energy Vault’s and Novus’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s the performance and availability of EVS; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in the Registration Statement and in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, as well as any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus and its directors and executive officers may be deemed participants in the solicitation of proxies of Novus’ shareholders in connection with the proposed business combination. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus’ executive officers and directors in the solicitation by reading Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Quarterly Report on Form 10-Q for the six months ended June 30, 2021 and the proxy statement/prospectus and other relevant documents and other materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus’ participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Contacts

Investors

energyvaultIR@icrinc.com

Media

energyvaultPR@icrinc.com